May 15, 2025

Lisa N. Larkin, Esq.

Senior Counsel

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	NEOS ETF Trust (the "Trust" or the "Registrant") File Nos. 811-23645, 333-253997

Dear Ms. Larkin:

On February 28, 2025, NEOS ETF Trust (the "Trust" or the "Registrant"), on behalf of one of its series, the NEOS Gold High Income ETF (the “Fund”), filed post-effective amendment number 179 to the Trust's registration statement (the "Amendment"). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, to register shares of the Fund. On April 17, 2025, you provided comments to the Amendment by phone to Daniel Moler.

Set forth below are your comments, as we understand them, followed by responses to those comments, which the Fund has authorized Thompson Hine LLP to make on its behalf. Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the registration statement to be filed subsequently to or concurrently with this letter. All capitalized terms not defined herein have the meaning given to them in the registration statement.

General

A. Please respond to all comments with a letter filed as correspondence on EDGAR five business days before the effective date of the amendment.

B. Where a change is made to a disclosure in response to a comment, please make corresponding changes throughout the Amendment.

C. We remind you that the Fund and its management are responsible for the accuracy and adequacy of the disclosure notwithstanding any review, comment, action, or absence of action by the SEC staff.

Response. The Registrant undertakes to make the EDGAR filing and transmit a courtesy copy within the time limits described in (a) above. The Registrant undertakes to make corresponding changes throughout the Amendment as described in (b) above. The Registrant acknowledges the responsibility described in (c) above.

Prospectus

Comment 1. If the Fund is not investing in any 1940 Act funds, please remove AFFE from the table and its corresponding footnote.

Response. AFFE and its corresponding footnote have been removed from the fee table.

Comment 2. In Portfolio Turnover, please consider adding that in addition to the Fund’s own portfolio turnover, the underlying funds in which the Fund invests incur transaction costs, engage in frequent or active trading, and/or have high portfolio turnover rates.

Response. The Registrant respectfully declines to include the additional disclosure, as the Registrant does not believe such disclosure provides investors with information that will assist them in making a decision about investing in the Fund. In addition, and as noted in the response to Comment 1, the Fund does not expect to invest in other investment companies.

Comment 3. Please provide a list of the proposed investments for the Fund.

Response. The Fund will hold shares of one or more Gold ETPs (such as the Goldman Sachs Physical Gold ETF, SPDR Gold Shares, iShares Gold Trust, and SPDR Gold MiniShares Trust) through its investment in the Cayman Subsidiary. The Fund may also hold shares of the Gold ETPs directly consistent with the limits of the U.S. federal tax law requirements applicable to registered investment companies.

In addition, the Fund will trade options on one or more Gold ETPs. For example, for the synthetic exposure to gold, the Fund will purchase GLD call options and write (sell) GLD put options with the same strike price and expiration. To generate high monthly income, the Fund will sell (write) call options on Gold ETPs.

To serve as collateral for the Fund’s synthetic long position, the Fund will typically invest in U.S. Treasury bills.

Comment 4. Please clarify how much the Fund will invest in each of the romanettes (i) – (iii) and in collateral or approximate the range for each bucket. If there is no anticipated range for each bucket, clarify that in the prospectus.

Response. The Registrant has revised the disclosure in the Prospectus as follows:

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective through the combination of the following:

(i)	seeking to track the price of gold by investing up to 25% of the Fund’s assets in exchange-traded Gold ETPs (the “Gold ETPs") primarily through a controlled foreign corporation and directly investing in Gold ETPs,

(ii)	seeking to track the price of gold through a synthetic options strategy through the combination of purchasing call options and selling put options on Gold ETPs with a notional value up to 75% of the Fund’s net assets; and

(iii)	providing high monthly income by utilizing a call options strategy, which primarily consists of selling (writing) call options on one or more Gold ETPs with a notional value between 50% to 100% of the Fund’s net assets.

The Registrant further notes it is unable to provide a reasonable estimate for the percentage invested in collateral because the margin requirements vary from contract to contract.

Comment 5. In the sentence that starts “[t]he Fund also earns income from collateral...” please consider using a comma for clarity.

Response. The Registrant has added a comma on each side of the clause “in the form of U.S. Government securities, such as bills, notes and bonds issued by the U.S. Treasury.”

Comment 6. In the subsection “Gold ETPs,” please clarify that the ETPs are not registered under the 40 Act and clarify whether the ETPs are actively or passively managed.

Response. The Registrant has added the following disclosure:

Gold ETPs are not registered as investment companies under the Investment Company Act of 1940, as amended (the “1940 Act”) and are passively managed investment vehicles.

Comment 7.

A. Please tell us whether the Gold ETPs are securities for purposes of determining the Fund’s status as an investment company.

B. Given that the disclosure describes different types of Gold ETPs (i.e., some that invest in physical gold bullion and others that may invest in OTC or exchange traded derivatives), please explain to us the subchapter M tax implications more specifically, including whether you expect certain Gold ETPs to generate qualifying versus non-qualifying income.

C. Please also explain to us the tax implications of the other mechanics of the Fund’s strategy (i.e., options strategies on the Gold ETPs).

D. Please explain to us how the Fund over the course of time will meet the 25% tax diversification test. For example, will the Fund’s investment in the CFC not exceed 25% of the Fund’s total assets at or around each quarter end of the Fund’s fiscal year but at other times of the year, will significantly exceed 25% of the Fund’s total assets? If yes, please add corresponding disclosure in the strategy section.

Response.

A. The Registrant confirms the Gold ETPs are securities for purposes of determining the Fund’s status as an investment company.

B. The Registrant has revised the disclosure to clarify that the Gold ETPs in which the Fund invests hold physical gold as their underlying asset and has removed the disclosure stating the Fund may invest in Gold ETPs that invest in derivatives on gold bullion. The Registrant expects the Gold ETPs to generate non-qualifying income; however, by investing indirectly through the Cayman Subsidiary, the Fund will obtain exposure to the Gold ETPs within the federal tax requirements that apply to the Fund. The Cayman Subsidiary will, no less than annually, declare and distribute a dividend to the Fund, as the sole shareholder of the Cayman Subsidiary, in an amount approximately equal to the total amount of “Subpart F” income (as defined in Section 951 of the Code) generated by or expected to be generated by the Cayman Subsidiary’s investments during the fiscal year. Such dividend distributions are “qualifying income” pursuant to Subchapter M (Section 851(b)) of the Code.

C. An investment generates qualifying income under Section 851(b)(2)) of the Code if the income is “derived from dividends, interest, payments with respect to securities loans (as defined in section 512(a)(5)), and gains from the sale or other disposition of stock or securities (as defined in section 2(a)(36) of the Investment Company Act of 1940, as amended) or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies…” See Section 851(b)(2)(A) of the Code (emphasis added).

Section 2(a)(36) of the Investment Company Act of 1940, as amended (the “1940 Act”), states that a security “means any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a ‘‘security’’, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.”

Section 851(b)(2) of the Code refers to Section 2(a)(36) of the 1940 Act for the definition of security. Options are included in that definition. Therefore, the options traded by the Fund would produce qualifying income under Section 851(b)(2) of the Code.

Additional disclosures under “Gold Tax Risk” have been added to explain the consequences of the IRS disagreeing with this view

D. The Registrant confirms the Fund’s investment in the CFC will not exceed 25% of the Fund’s total assets at or around each quarter end of the Fund’s fiscal year.

Comment 8. In the Item 4 principal investment strategy, please add a sentence about the Fund concentrating in gold.

Response. The Registrant has added the following sentence in the Item 4 strategy:

The Fund is deemed to be concentrated because it holds more than 25% of its net assets in investments that provide exposure to the gold bullion industry.

Comment 9. “The Fund is considered to be non-diversified.” Please consider deleting “considered to be.”

Response. The Registrant has deleted “considered to be.”

Comment 10. Please consider adding a standalone Counterparty Risk disclosure.

Response. The Registrant has added the following risk disclosure in the Items 4 and 9 disclosures, respectively:

Counterparty Risk. Counterparty risk is the risk that a counterparty to a financial instrument held by the Fund may become insolvent or otherwise fail to perform its obligations, and the Fund may obtain no or limited recovery of its investment, and any recovery may be significantly delayed.

Counterparty Risk. The Fund may engage in transactions in securities and financial instruments that involve counterparties. Counterparty risk is the risk that a counterparty (the other party to a transaction or an agreement or the party with whom the Fund executes transactions) to a transaction with the Fund may be unable or unwilling to make timely principal, interest or settlement payments, or otherwise honor its obligations. To limit the counterparty risk associated with such transactions, the Fund conducts business only with financial institutions judged by the Adviser to present acceptable credit risk.

Comment 11. Please add Liquidity Risk or explain why it is not necessary.

Response. The Registrant has added the below, general risk disclosure regarding liquidity and notes that “FLEX Options Risk” contains significant disclosure regarding the liquidity risks of FLEX Options.

Liquidity Risk. Liquidity risk exists when a particular investment of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.

Comment 12. Wholly Owned Subsidiary Risk.

A. Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary.

B. Disclose that the Fund complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary’s debt as its own for purposes of Section 18.

C. Disclose that any investment adviser to the Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

D. Disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

E. Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a Subsidiary should reflect aggregate operations of the fund and the Subsidiary.

F. Explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund.  If not, please explain why not.

G. Confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

H. Confirm that the Subsidiary and its board of directors will agree to designate an agent for service of process in the US.

I. Confirm that the Subsidiary’s management fee (including any performance fee), if any, will be included in "Management Fees," and the Subsidiary's expenses will be included in "Other Expenses" in the Fund's fee table.

J. Disclose that the Fund does not / does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly owned by the Fund.

Response.

A. The Registrant has added the following under “Wholly-Owned Subsidiary Risk”

The Fund, by investing in the Cayman Subsidiary when viewed together with the Fund, will operate as though it is subject to the protections offered to investors in registered investment companies with respect to Sections 8 and 18 of the 1940 Act (regarding investment policies, capital structure and leverage), Section 15 of the 1940 Act (regarding investment advisory contract approvals) and Section 17 of the 1940 Act (regarding affiliated transactions and custody).

B. Please see the disclosure provided in response to Comment 12.A.

C. Please see the disclosure provided in response to Comment 12.A.

D. Please see the disclosure provided in response to Comment 12.A.

E. The Registrant has added the following disclosure under the subsection entitled “Subsidiary”:

The principal investment strategies and principal investment risks of the Cayman Subsidiary are also principal investment strategies and principal risks of the Fund and are reflected in this Prospectus… The Cayman Subsidiary follows the same compliance policies and procedures as the Fund and is subject to the same investment restrictions and limitations as the Fund when measured on a consolidated basis with the Fund. The Fund complies with the provisions of the 1940 Act governing investment policies, capital structure and leverage on an aggregate basis with the Cayman Subsidiary.

F. The Registrant confirms that the financial statements of the Subsidiary will be consolidated with those of the Fund, and the following disclosure has been added under the “Subsidiary” subsection:

The financial statements of the Cayman Subsidiary are consolidated with those of the Fund.

G. The Registrant confirms that the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records.

H. The Registrant confirms that the Subsidiary and its board of directors will designate an agent for service of process in the US.

I. The Registrant confirms the Subsidiary’s management fee (including any performance fee), if any, will be included in "Management Fees," and the Subsidiary's expenses will be included in "Other Expenses" in the Fund's fee table.

J. The Registrant has added the following disclosure under the subsection entitled “Subsidiary:”

The Fund does not, and does not currently intend to create or acquire, primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly owned by the Fund.

Comment 13. If applicable, please add a risk factor for active and frequent trading.

Response. The Registrant confirms that active and frequent trading is not a principal risk factor for the Fund.

Comment 14. Where it states the Fund’s objective may be changed without shareholder approval, please add that the 80% policy can also be changed without shareholder approval on 60 days’ notice.

Response. The Registrant has revised the disclosure as follows:

The Fund’s Board of Trustees may change the Fund’s investment objective and/or 80% policy without shareholder approval upon 60 days’ prior written notice to shareholders.

Statement of Additional Information

Comment 15. In Fundamental Investment Restriction number 7, “Gold” is capitalized. Please revise so that this disclosure aligns with the Fund’s strategy (e.g., Gold ETPs)

Response. The Registrant has revised the disclosure as follows:

“…except that the Fund will invest more than 25% of its total assets in investments that provide exposure to the ~~G~~gold bullion industry.”

If you have any questions about the responses set forth above, please contact the undersigned at bibb.strench@thompsonhine.com or Daniel Moler at daniel.moler@thompsonhine.com.

Best regards,

/s/ Bibb L. Strench
Bibb L. Strench